UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

September 15, 2006	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

ALBERTA STAR TO RAISE UP TO $11.02 MILLION IN BROKERED PRIVATE PLACEMENT

Alberta Star Development Corp. (the “Company”) is pleased to announce that it proposes to complete a brokered private placement of up to 5,800,000 million flow-through units (“Units”) of the Company at a subscription price of $1.90 per Unit, for total gross proceeds of up to (Cdn) $11,020,000 (the “Offering”).  Each Unit shall consist of one (1) common share (“Common Share”) to be issued on a “flow-through share” basis, in the share capital of the Company and one half of one common share purchase warrant (“Warrant”).  Every whole Warrant is exercisable into one additional Common Share at an exercise price of $2.15 per share on or before eighteen months after the initial date of closing of the Offering.  The closing of the Offering is expected to occur on or about October 18, 2006.

The Company has retained Pacific International Securities Inc. to act as the agent (the “Agent”) for the Offering.  The Company has granted the Agent an over allotment option exercisable at any time prior to the closing of the Offering to increase the size of the Offering by 580,000 Units.  The Agent will receive a commission of 7% of the gross proceeds received by the Company payable in cash or, in whole or in part at the option of the Agent, in units of the Company.  The commission units will have the same terms as the Units but shall be issued on a non-flow-through basis.  In addition, the Agent will receive Agent’s compensation options equal to eight percent (8%) of the number of Units sold pursuant to the Offering.  Each Agent’s option is exercisable into one (1) Common Share at an exercise price of $2.20 for a period of 18 months following the closing of the Offering.

The flow-through proceeds raised in this Offering will be used for Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) and will be renounced for the 2006 taxation year.  The proposed issuance of Units is subject to the completion of formal documentation and receipt of regulatory approval, including the conditional approval of the TSX Venture Exchange.

The Company has recently completed and filed a comprehensive National Instrument 43-101 compliant technical report dated August 10, 2006 (the “Report”) on the Company’s Eldorado-Port Radium & Echo Bay IOCG & uranium property.  A copy of the Report was filed on SEDAR on August 18, 2006 and can be viewed at www.sedar.com.  The Report was prepared in accordance with the guidelines of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” and is based on data and geological information gathered from public sources, assessment files, historical information, Federal government maps, reports and assessment files, previous work, geology and mineralization.  The source information of data presented in the Report is believed to be reliable and accurate.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

On behalf of the Board of Directors of

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

The TSX Venture Exchange does not accept responsibility for the accuracy of the content of this News Release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities act of 1933, as amended (the”U.S. Securities Act) or any state securities laws and may not be offered or sold within the United States or to a U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk...  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.